Exhibit 99.1

NEWS RELEASE 21-01

TSX.V: EU

OTCQX:ENCUF

January 5, 2021

www.encoreenergycorp.com

enCore Energy Corp. Completes Acquisition of Westwater Resources’ Texas- Based Uranium Production & Resource Assets

January 5, 2021 - Vancouver, B.C. – enCore Energy Corp. (TSXV: EU; OTCQX:ENCUF) (the “Company”) is pleased to announce that effective December 31, 2020, as described in the September 1, 2020 binding Letter of Intent, it has executed a Share Purchase Agreement (“Agreement”) with Westwater Resources Inc. (Nasdaq: WWR) (“Westwater”) to acquire all of Westwater’s United States uranium assets. The terms of that Agreement were completed and the transaction was closed on December 31, 2020. The assets include two licensed Texas-based in-situ recovery uranium production facilities, significant given there are only eleven ISR production facilities in the United States. Other assets included are mineral exploration leases in Texas, and more than 270 square miles (180,000 acres) of deeded mineral rights in New Mexico with four projects containing significant historical resources. This acquisition more than double the Company’s current mineral rights and historical resource holdings and adds two already licensed uranium production facilities.

William M. Sheriff, Executive Chairman of enCore Energy stated “This transformational acquisition is the first significant step to build enCore into a domestic uranium producer. Our experienced and accomplished management team believes that a major change is coming in the uranium market in the next 12 to 24 months. The recent impressive strength in the uranium equity market is evidence of a broader realization within the financial community of the early changes in the dynamics of the uranium market. In addition to the key acquisition of licensed production facilities in Texas, enCore will hold the leading land position in New Mexico, consolidating the large Santa Fe and Frisco railroad “checkerboard” mineral rights land grant running through most of the Grants mineral belt.

“As market conditions continue to improve, we look forward to updating and preparing the Rosita, Texas processing facility for commercial uranium production and restarting uranium production in one of the most favorable uranium districts in the United States. These licensed production facilities have demonstrated histories of lower cost uranium production, and they are in a local region with known historic uranium resources.” added enCore Energy’s Chief Executive Officer, W. Paul Goranson. “We believe the timing of this acquisition coincides with dramatic changes in the supply-demand balance in the global uranium markets as several major primary uranium production centers have either significantly curtailed production due to market conditions or are being closed all together. At the same time, the U.S. Government has taken several actions to support domestic uranium production, including funding of the Uranium Reserve, codifying in statute the terms of the recently amended Russian Suspension Agreement, and funding the start of a domestic nuclear fuel cycle to support the advancement of advanced reactor designs and small modular reactors”.

The Texas Production Assets

Two licensed Texas uranium production facilities have been acquired, the Kingsville plant in Kleberg County, Texas and the Rosita plant in Duval County, Texas. These are two of only eleven licensed and constructed ISR production facilities in the United States. Both facilities were established to process Ion Exchange resin from multiple satellite facilities. Each facility currently has an operating capacity of 800,000 pounds U3O8 per year, and the ability to expand that capacity, if needed. The package also includes several key mineralized leaseholds with excellent exploration potential and historic resources, an extensive Texas database, and key equipment including PFN logging trucks, resin transfer trucks and remote ion exchange facilities.

New Mexico Assets

The Westwater acquisition, combined with enCore’s already existing large New Mexico holdings, make enCore the dominant holder of high-quality uranium properties in New Mexico. The New Mexico assets in the transaction include more than 175,000 acres of deeded mineral estate (formerly the Santa Fe railroad “checkerboard” land grant), 4,200 acres of surface and/or mineral leases and 1,200 acres of mining claims, encompassing much of the uranium-rich Grants mineral belt shown on the attached map, as well as an extensive and comprehensive database. Properties being acquired with significant in place historic uranium resources include the Nose Rock, West Largo and Ambrosia Lake projects in McKinley County and the Juan Tafoya project in Cibola, McKinley and Sandoval Counties.

A summary of the significant historic mineral resources follows:

To view historic mineral estimates please visit:

http://www.encoreenergycorp.com/_resources/images/WWR%20Historic%20Resources.png

Historic estimates on (a) Ambrosia Lake used the circle tangent method and cut-off grades ranging from 0.03% to 0.10% over variable intervals and on a per section basis; (b) Juan Tafoya use the d polygonal method and a cut-off grade of 0.05% over a six foot interval; (c) West Largo did not include a cutoff grade and used a general outline method described by the US Atomic Energy Commission; and (d) Nose Rock used polygonal method and a cutoff grade of 0.07% over a six foot interval. Although the historical estimates above are believed to have been calculated and completed to industry standards at the time of their publication, and are considered reliable based on such standards, a qualified person has not done sufficient work to classify any of the historic estimates listed above as current mineral resource estimates. Current definitions of measured, indicated and inferred resources have changed since the date of the report and the impact of those changes on historical estimates has not been assessed by the Company. Additional work, including review of existing exploration data and additional drilling is required to update the historical estimate to a current mineral resource. The Company does not treat these historical estimates as current mineral resource estimates and they should not be relied upon.

Located in New Mexico, the Grants mineral belt is an approximately 100-mile-long northwesterly trending belt of sandstone-hosted uranium deposits that have been the largest source of uranium production in the United States. During the period of mining activity in the Grants mineral belt, between the early 1950s and the mid-2000s, more than eighty underground and open pit mines were developed and operated. At various times during the past productive life of the belt, as many as six uranium processing mills were built and operated by Anaconda Company, Homestake Mining Company, Kerr- McGee, Phillips Petroleum, Sohio, Western Nuclear and United Nuclear. For perspective, the Grants mineral belt has yielded more uranium than any other district in the U.S.A.: about 340 million pounds uranium oxide. The reported remaining Identified Resources have been estimated at 409 million pounds of uranium oxide and are greater than for any other U.S. uranium bearing district.6

Terms of the Transaction

Pursuant to the Agreement, the Company has acquired seven Westwater subsidiaries, holding all of Westwater’s United States uranium assets in exchange for 2,571,598 common shares issues for a total value of US$1,795,000 and thethe grant of a 2% net smelter return royalty on mineral rights held by the subsidiaries in the State of New Mexico, excluding the Juan Tafoya and Cebolleta projects which retain a 2.5% net profits interest.

As provided in the binding Letter of Intent, the Company and Westwater worked to reduce the liability carried under the existing reclamation bonds, and for meeting specific milestones, the Company would pay Westwater US$500,000 in Company Shares. Westwater made significant progress toward completing those milestones, but due to conditions related to the COVID-19 pandemic, only partially completed the milestones. The Company and Westwater agreed to reduce the payment for this work to US$345,000 in Company shares (included in the total share issuance above) in recognition of the work accomplished, which is included in the issuance of common shares.

The Company assumed the existing reclamation bonds on Westwater’s uranium projects totaling approximately US$9.25 million. The Company retained US$3,000,000 of the cash collateral supporting these reclamation bonds with Westwater receiving US$742,642 of the cash collateral at closing. No other payments were made for reclamation work and reclamation bond reduction.

Dr. Douglas H. Underhill, CPG, a Qualified Person as defined by National Instrument 43-101 and Chief Geologist for the Company, has reviewed, verified, and approved disclosure of the technical information contained in this news release.

About enCore Energy Corp.

enCore Energy Corp. is U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. enCore Energy’s opportunities are created from the Company’s transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources

For additional information:

William M. Sheriff

Executive Chairman

972-333-2214

info@encoreenergycorp.com

www.encoreenergycorp.com

1.	Behre Dolbear & Company (USA) Inc., 2010, Technical Report on the Ambrosia Lake Project of Uranium Resources Inc., prepared by Robert D. Maxwell, CPG and Bernard J. Guarnera, RPG, CPG.
2.	Behre Dolbear & Company (USA) Inc., 2011, Technical Report on the West Largo Project of Uranium Resources Inc., prepared by Robert D. Maxwell, CPG.
3.	3. Behre Dolbear & Company (USA) Inc., 2011, Technical Report on the Nose Rock Project of Uranium Resources Inc., prepared by Robert D. Maxwell, CPG.
4.	4. Broad Oak Associates, 2014, NI 43-101 Technical Report on Mineral Resources: Juan Tafoya Uranium Project, Cibola, McKinley, and Sandoval Counties, New Mexico, USA, reported and effective May 15, 2014, prepared for Uranium Resources Inc. by Geoffrey S. Carter, P.Eng.
5.	Wilton, Dean T., CPG, PG, MAIG, Chief Geologist Westwater Resources, 2018, Technical Report on the Ambrosia Lake Uranium Project, McKinley County, USA.
6.	McLemore, Virginia T., Prin. Senior Economic Geologist, ” Uranium Resources in New Mexico”, New Mexico Bureau of Geology & Mineral Resources, Website updated Jan. 27, 2020.

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain forward-looking statements within the meaning of applicable securities law including the anticipated completion of the transaction and acquisition of the Marquez, Nose Rock and other properties, and the potential advancement thereof. Forward- looking statements are statements that relate to future, not past, events. In this context, forward - looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future. All statements, other than statements of historical fact, included herein including, without limitation; statements about the terms and completion of the transaction are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the respective companies undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.